Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207
Jasmine Court, Camana Bay
P.O. Box 31110
Grand Cayman, KYI-1205
Cayman Islands

             March 10, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-3628
Attention:  Jim B. Rosenberg
      Senior Assistant Chief Accountant

Re:	Greenlight Capital Re, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008 (the “2008 Form 10-K”)
Schedule 14A Filed March 10, 2009 (the “Schedule 14A”)
File No. 001-33493

Dear Mr. Rosenberg:

Further to my telephone conversation with Frank Wyman of your office on January 27, 2010 set forth below are supplemental responses of Greenlight Capital Re, Ltd. (the “Company” or “we”) to our letter dated November 25, 2009 with respect to the Form 10-K and Schedule 14A referenced above.

As discussed telephonically, there are three items for which we have provided additional disclosure in order to provide further clarity in our filings. The additional disclosures indicated below are in addition to and augment the disclosures we proposed in our letters dated November 25, 2009 and August 21, 2009 and which we incorporated into our 2009 Form 10-K and Schedule 14A filed March 5, 2010.

1.	Uncertainties with respect to our reserving estimates

Each of our contracts has individual and unique assumptions and reserving methodologies.  Accordingly, we are not able nor do we think it is helpful or appropriate to provide a tabular quantification or sensitivity analysis of changes in assumptions for our contracts.  However, we provided, in our 2009 Form 10-K, a tabular quantification of our historical changes to prior year reserve estimates, which we believe provide the reader with some historical insight as to how our initial estimate of reserves develop over time.

We included the following disclosure in our 2009 Form 10-K (page 40):

Because of the uncertainties that surround our estimates of loss and loss adjustment expense reserves, we cannot be certain that ultimate loss and loss adjustment expense payments will not exceed our estimates, or be less than our estimates.  If our estimated reserves are deficient, we would be required to increase loss reserves in the period in which such deficiencies are identified which would cause a charge to our earnings and a reduction of our capital.  Similarly, if our estimated reserves are excessive, we would decrease loss reserves in such period in which the excesses are identified.  By way of illustration, since we started underwriting operations in 2006, the reserve re-estimation process has resulted in a decrease to prior year reserves and an increase in net income during each of the three years ended December 31, as follows:

Calendar Year	Effect on Net Income
($ in thousands)
2009	$7,597 increase
2008	$11,988 increase
2007	$1,077 increase

Given the uncertainties involved in estimating ultimate reserves and since we reserve to a point estimate on an individual contract basis, our estimated reserves may be deficient or excessive. Historical development of estimated reserves is not an accurate reflection of future loss development. Additionally, external factors can influence prior year loss development.  For example, changes in specific tort law which may cause ultimate loss awards to increase or decrease could have a material effect on our loss reserve development.  We are unable to predict with accuracies the magnitude or direction that such external factors may have on our estimated loss reserves.

Additionally, we provide contract specific information in order to explain any loss development booked in the current year with respect to prior year contracts.  We included the following disclosure in our 2009 Form 10-K (pages 44-45):

For the year ended December 31, 2009, the losses incurred included an increase of $126.6 million related to current year contracts offset by $7.6 million related to net favorable loss development on prior year contracts. During the year ended December 31, 2009, the loss development on prior year contracts primarily related to the following:

•
Favorable loss development of $8.0 million on a 2006 Florida personal lines contract. We review loss reserves based upon the most recent available information. In general, initially on a contract, loss reserves are estimated based on historic or modeled information. These reserve estimates are adjusted, up or down, as the actual loss experience is realized. Our loss reserves on this contract were adjusted quarterly as new information was presented by our client and we reported these adjustments quarterly. The client reports incurred losses on this contract to us on a quarterly basis. The reserves we book are based on a combination of data received from the client as well as historic and industry data. During  each quarter of 2009,  the client reported favorable development of claims data resulting from lower than expected paid and incurred losses which impacted our own reserve analysis and correspondingly caused us to reduce our reserves by approximately $8.0 million during the year ended December 31, 2009.

•
Favorable loss development of $1.5 million on a 2008 motor liability contract. The reserves on this contract were adjusted in the fourth quarter of 2009 based on data received from the client as well as our own quarterly reserve analysis.

•	Favorable loss development of $0.7 million on a 2008 severity medical malpractice contract based on our quarterly reserve analysis.

•
Favorable loss development of $0.7 million on a 2008 worker’s compensation contract. The reserves on this contract were adjusted in the fourth quarter of 2009 based on data received from the client as well our own quarterly reserve analysis.

•	Eliminating $1.0 million of reserves, held on two casualty clash contracts which were commuted during the year ended December 31, 2009, without any reported losses.

•	Adverse loss development of $3.4 million on a 2007 casualty clash contract resulting from claims relating to California wildfires.

•	Adverse loss development of $1.1 million on a 2007 health contract based on our quarterly reserve analysis.

For the year ended December 31, 2008, the increase in losses incurred of $55.5 million included an increase of $67.5 million related to current year incurred losses on 2008 contracts, offset by a decrease of $12.0 million related to net favorable loss development on prior year incurred losses. The loss development on prior year losses primarily related to the following:

•	Favorable loss development of $12.4 million on a Florida personal lines contract. During 2008, each quarter the client reported improved (i.e. lower) loss ratio estimates. This decrease, supported by the favorable development of claims data, impacted on our own reserve analysis and correspondingly caused us to reduce our reserves by approximately $12.4 million.

•	Extinguishing $1.2 million of reserves, held on two frequency contracts covering excess of loss medical malpractice, due to commutation without any reported losses.

•	Adverse loss development of $1.4 million on a casualty clash severity contract due to notification of claims relating to sub-prime related events. This resulted in reserving for a full limit loss.

2.	Retrocessional Coverage

We included updated disclosure with respect to retrocessional coverage in our 2009 Form 10-K to indicate the following (Page 8):

We may from time to time purchase retrocessional coverage for one or more of the following reasons: to manage our overall exposure, to reduce our net liability on individual risks, to obtain additional underwriting capacity and to balance our underwriting portfolio. Additionally, retrocession can be used as a mechanism to share the risks and rewards of business written and therefore can be used as a tool to align our interests with those of our counter-parties.

The amount of retrocessional coverage that we purchase will vary based on numerous factors some of which include the inherent riskiness of the portfolio of business we write and the level of our capital base. Given our opportunistic approach to underwriting, which may change the composition and inherent riskiness of our underwriting portfolio on an annual basis, it is not possible to predict the level of retrocessional coverage that we will purchase in any given year.   To date, our retrocessional coverage has been primarily used as a tool to align our interests with those of our counter-parties.

We intend to only purchase uncollateralized retrocessional coverage from a reinsurer with a minimum financial strength rating of ‘‘A− (Excellent)’’ from either A.M. Best Company, Inc., or “A.M. Best”, or an equivalent rating from a recognized rating service. For non-rated reinsurers, we monitor and obtain collateral in the form of cash, funds withheld, or letters of credit.  As of December 31, 2009, the aggregate amount due from reinsurers from retrocessional coverage represents 5.3% of our gross outstanding loss reserves. As of December 31, 2009, all the reinsurers of our retrocessional coverage had either a financial strength rating from A.M. Best of ‘‘A− (Excellent)’’ or better, or we held cash collateral or letters of credit in excess of the estimated losses recoverable.

3.	Independent external actuary

 We included updated disclosure with respect to our use of an external actuary in our Form 2009 10-K to indicate the following (page 40):

Additionally, we contract with a third-party actuarial firm to perform a quarterly reserve review and to annually opine on the reasonableness and adequacy of our loss reserves. We provide our external actuary with our pricing models, reserving analysis and any other data they may request.  Additionally, the actuarial firm may inquire as to the various assumptions and estimates that we may use in our reserving analysis.  The external actuarial firm independently creates its own reserving models based on industry loss information, augmented by specific client loss information that we may be asked to provide as well as its own independent assumptions and estimates.  Based on various reserving methodologies that the actuarial firm considers appropriate, it creates a reserve estimate for each contract in our portfolio and provides us with an aggregate recommended loss reserve, including IBNR.   If there were material differences between our booked reserves and actuarial firm’s recommended reserves we review the differences and agree upon and make any necessary adjustments to the booked reserves. To date there have been no material differences resulting from the external actuary’s reviews.

Please do not hesitate to contact the undersigned at (345) 749-0205 with any questions or comments regarding any of the foregoing.

                   Very truly yours,

                   /s/ Tim Courtis
                   Tim Courtis
                   Chief Financial Officer